THIRD AMENDMENT TO CONSULTANCY AGREEMENT

THIS THIRD AMENDMENT TO CONSULTANCY AGREEMENT is made as of this 15th day of December, 2006, by and between Advaxis, Inc, a Delaware corporation, having a principal place of business at 675 Route 1, N. Brunswick, NJ 08902 (“Company”), and LVEP Management, LLC with a place of business at 16 Sunset Rd., Demarest, NJ 07627 (“Consultant”).

WHEREAS, Consultant and Company have entered into a Consultancy Agreement for the performance by Consultant of certain consulting services on or about January 19 2005 (the “Agreement”); and

WHEREAS, the Agreement has been amended on March 29, 2005 and again on October 31, 2005; and

WHEREAS, Consultant and Company wish to amend certain terms of the Agreement;

NOW, THEREFORE, in consideration of the mutual covenants, terms, and conditions hereinafter set forth, and intending to be legally bound, Company and Consultant agree as follows:

1.
Effectiveness; Term: This third amendment shall become effective on the Effective Date. The “Effective Date” shall be defined as the date in which the Company designates a new Chief Executive Officer. The Term of this third amendment shall be 24 months as of the Effective Date.

2.
Resignation; Board position: Roni Appel (“Appel”) shall resign as President, Chief Executive Officer and Secretary of the Company and such resignation shall become effective on the Effective Date. Appel shall continue to serve as a board member of the Company until he voluntarily resigns or until he is removed pursuant to the bylaws of the Company.

3.
Time commitment; Compensation: for a period of 12 (twelve) months following the Effective Date (“First Year”) Consultant shall be paid $22,500 per month ($250,000 annually), paid monthly on the 1st date of each month. During such time Consultant shall devote 50% of its time to the Company.

4.
 Severance payments: for an additional period of 12 (twelve) months following the First Year (“Severance Period”) Consultant shall receive severance payments of $10,416.67 per month ($125,000 annually) paid monthly on the 1st date of each month.

5.
Options; Common Shares (i) Consultant’s (or Appel’s) existing and previously granted options shall accelerate and become fully vested and exercisable for an exercise period of 10 (ten) years as of the Effective Date, regardless of whether a consulting or board relationship exists with Consultant or Appel. The Options may be designated to Appel or his designee. (ii) In addition, on the Effective Date Company shall issue to Consultant or its designee 1,000,000 (one million) common shares.

6.	Year 2006 bonus: Consultant shall receive a cash bonus of $250,000 for year 2006 on of which $100,000 shall be paid on January 1, 2007 and an additional $150,000 shall be paid on June 1, 2007.

7.
Benefits: (i) Company shall reimburse Consultant during the First Year for the same level and type of benefits which it provides to its most senior executives, including family healthcare coverage, paid vacation, 401K plan and any other benefit per the company’s practice. (ii) Company shall reimburse Consultant during the Severance Period for family healthcare coverage per the company’s practice.

8.	Expenses: Company shall reimburse all approved expenses incurred by Consultant in connection with the Services provided herein.

9.
Successors. All of the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective heirs, executors, administrators, legal representatives, successors and assigns of the parties hereto, except that the duties and responsibilities of Consultant hereunder are of a personal nature and shall not be assignable or delegable in whole or in part by Consultant to any third party other than Appel, without the prior written consent of Company.

10.
Amendments; No Waiver. No change, modification, extension, termination or waiver of this amendment, or any of the provisions herein contained, shall be valid unless made in writing and signed by Consultant and a duly authorized representative of Company. No term or provision of this Agreement will be considered waived and no breach consented to by either party unless such waiver or consent is in writing signed on behalf of the party against whom it is asserted. No consent to or waiver of a breach of this Agreement by either party, whether express or implied, will constitute a consent to, waiver of, or excuse for any other, different, or subsequent breach of this Agreement by such party.

11.
Severability. Any provisions of this Agreement which are determined to be invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability in such jurisdiction, without rendering invalid or unenforceable the remaining provisions of this Agreement or affecting the validity or enforceability of such provisions in any other jurisdiction. If a court of competent jurisdiction declares any provision of this Agreement to be invalid or unenforceable, the parties hereto shall request that such court reduce the scope, duration, or area of the provision, delete specific words or phrases from the provision, or to replace the provision with a provision that is valid and enforceable and that comes closest to expressing the original intention of the parties hereto, and this Agreement shall be enforceable as so modified in the jurisdiction in which the provision was declared invalid or unenforceable.

12.
Entire Agreement. This third amendment represents the entire agreement between the parties regarding the Services provided during the First Year and Company’s obligations during the Term of this third amendment and shall supersede all previous communications, representations, understandings, and agreements, whether oral or written, by or between the parties with respect thereto, whether theretofore or hereafter disclosed to Consultant.

13.
Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, but both of which together shall constitute but one and the same instrument.

IN WITNESS HEREOF, the parties have read and agree to be bound by the above terms and conditions and have entered into this Agreement effective as of the date set forth above.

Company	Consultant

/s/ Richard Berman	/s/ Roni Appel
Richard Berman,	By: Roni Appel
Member of the compensation committee	Name: Manager

/s/ Thomas McKearn
Thomas McKearn
Member of the compensation committee